SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2005

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom. PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑    Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of February, 2005.

List of Exhibits:

1. Press Release: Changes to the Board.

Exhibit 1

BioProgress PLC

15 February 2005

Changes to the Board

BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical oral dosage markets, announces today the appointment of two new Non-Executive Directors with immediate effect.

Tony Fabrizi is the founding Director of Ghaliston Limited, an FSA regulated corporate finance business that was established in early 2002, and which has acted as financial advisor on five AIM flotations as well as raising private funding for a number of UK companies. Tony qualified as a Chartered Accountant in 1986 with KPMG where he spent five years, and his career has also included 10 years of corporate finance experience with James Capel (now HSBC Investment Bank), as well as three years with RP&C International, a US based niche investment bank.

Richard Trevillion is the founder and CEO of Amity Partners Limited, a principal healthcare finance business which has been responsible for numerous transactions in life sciences since it was formed in late 2002. A qualified solicitor, he began his career with law firms Lovell White Durrant and Simmons & Simmons, before moving to corporate finance where his senior experience includes being co-Director at Arthur Andersen responsible for their healthcare corporate finance team. Richard then became Head of healthcare within the technology corporate finance group at Close Brothers Corporate Finance in 2000.

BioProgress also advises that Graham Cole has resigned as a Non-Executive Director. The Board wishes to thank Graham for his contribution to the Company since its flotation on AIM in May 2003.

Graham Hind, Chief Executive Officer of BioProgress, said: “As BioProgress moves into the commercialisation phase of its technologies, it is now time to bring new skills onto the Board. Richard and Tony bring to BioProgress a valuable mix of City corporate finance and pharmaceutical sector knowledge, and we look forward to working closely with them and benefiting from their extensive experience.”Anthony Fransisco Bodie Fabrizi, aged 43, has been a director of the following companies during the past five years:

Current Directorships	Directorships held in the past five years
Ghaliston Limited Caplay plc Designer Vision Group plc Designer Vision Limited Smart Voucher plc	Murray Financial Corporation plc Luminar Partners Limited Amnium Limited Intrinsic Value Partnership Limited

Richard Trevillion, aged 37, has been a director of the following companies during the past five years:

Current Directorships	Directorships held in the past five years
Amity Partners Limited Trevillion Associates Limited Flynn Pharma Limited Centrom Limited Surrey Clinical Research Limited	Close Brothers Corporate Finance Limited Alliance Pharmaceuticals plc Alliance Pharmaceuticals Limited Metamorph Limited London Capital Limited

There is no other information that falls to be disclosed under Schedule 2 paragraph (f) of the AIM Rules.

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. This announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

Notes to Editors:

BioProgress listed on AIM in May 2003 and on NASDAQ in October 2004, and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s portfolio comprises over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes. The Company has also developed patented and licensed the world’s first flushable ostomy pouch that offers a newly enhanced quality of life not previously possible for the end user. Market research shows the global ostomy market to be worth $1 billion annually. The Company’s business model provides it with several significant revenue streams including sales of encapsulating machines and film, plus licence and fees for research development services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

/s/ ELIZABETH EDWARDS
Dated: February 15, 2005	Elizabeth Edwards
Chief Financial Officer